FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

AOD Signs a $1.9 Million Deal to Purchase Licenses from Magic Software Over a 3-Year Period

PRESS RELEASE

AOD Signs a $1.9 Million Deal to Purchase Licenses from Magic Software Over a 3-Year Period

AOD Uses uniPaaS to Develop Powerful Cloud Solutions that Generate Over 20% Growth in its Top and Bottom Line

Or Yehuda, Israel, January 11, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, today announced that AOD Software, a Florida-based cloud EHR software company, has signed a $1.9 million deal to purchase licenses for the uniPaaS application platform over a 3-year period.

AOD’s software suite, which is developed in part using uniPaaS—Magic Software’s powerful and versatile application platform—is the most comprehensive in the Long Term Care (LTC) industry, with over 45 modules that interconnect to offer a seamless software experience. Specifically designed for Continuing Care Retirement Communities (CCRCs), Assisted Living Facilities (ALFs), Skilled Nursing Home Facilities (SNFs), Rehabilitation Centers, and Independent Living and Home Health Agencies, AOD’s was the first certified software system for LTPAC. AOD has also recently been recognized by Inc Magazine as one of the fastest growing software companies in all of the US.

“uniPaaS has enabled us to focus on rapidly delivering the best cloud solutions for our growing customer base, resulting in over 20% top and bottom line growth for AOD in the last year,” said Aric Agmon, President and CEO of AOD Software. “uniPaaS is the best platform that offers the advanced cloud-enabled technology we need to simplify and accelerate the process of building and deploying our applications in the cloud.”

“We are very pleased that AOD has decided to purchase licenses for our uniPaaS platform,” said Guy Bernstein, CEO of Magic Software. “AOD has always been a pioneer in using cutting edge technology to generate maximum value for itself and its many customers.”

About AOD Software

AOD Software is the leading developer of targeted application software serving the Long Term and Post Acute Care and Assisted Living markets. For more information, visit www.AODsoftware.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC), is a global provider of mobile and cloud-enabled application and business integration platforms. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contacts:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

Lisset Sanchez-Schwartz

AOD Software

Tel: +954 – 724-9809

lissets@AODsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 AOD Signs a $1.9 Million Deal to Purchase Licenses from Magic Software Over a 3-Year Period

Exhibit 10.1